Exhibit 99.6

NICE and BoomeRing Announce Integrated Mobile Recording Solution
for Regulatory Compliance

The combination of BoomeRing’s mobile recording value added services with the NICE Engage Platform will enable mobile carriers to record customer interactions across multiple channels

RA’ANANA, ISRAEL – March 23, 2015 – NICE Systems (NASDAQ: NICE) and BoomeRing, a leading global player in converged communication solutions for telecoms and enterprises, today announced that they have successfully integrated BoomeRing’s mobile recording service with the NICE Engage platform. The integrated offering provides a cost effective way for mobile carriers to record both voice and SMS interactions in order to ensure regulatory compliance.

BoomeRing enables tier-1 mobile carriers to provide end-to-end mobile recording compliance value-added services for voice and SMS interactions in compliance with the newest mobile recording regulation in the financial services industry worldwide. With the new integration with NICE, carriers can now expand their infrastructure with the BoomeRing Enterprise Compliance Server (ECS) and allow their end-customers to record mobile voice and SMS interactions by leveraging the end-customer’s existing NICE Engage Platform. There is no need to add a separate system since the infrastructure is already in place, resulting in significant cost savings.

This partnership will enable organizations to have an integrated solution to comply with the latest international cellular record keeping regulations, including FCA (Financial Conduct Authority) in the UK and Dodd-Frank in the US. These rules mandate that financial institutions capture, store and retrieve mobile communications that relate to specific trades in the UK and US. With further regulations being considered across many European and Asian financial centers, the integration of BoomeRing and NICE Engage future proofs customers’ mobile recording capabilities and ensures continuous regulatory compliance.

The NICE Engage Platform captures customer interactions, and helps analyze the reasons why customers are calling, improve quality management, and ensure regulatory compliance – all with a low total cost of ownership. With its advanced real-time capabilities, the platform powers NICE’s broad portfolio of real-time applications for significant business impact. The platform supports most telephony environments, including VoIP, traditional TDM and hybrid networks, enabling a seamless transition during technology migrations to easily adapt to contact center needs as they grow and evolve. It supports thousands of concurrent IP streams in a single platform: capturing, forwarding streams in real time, recording and archiving.

Micha Catran, VP of Multi-Channel Recording Line of Business, NICE
“With the number of remote employees growing in the enterprise, we see that recording customer interactions on the mobile channel is becoming increasingly critical for compliance and quality monitoring purposes. Our partnership with BoomeRing enable us to offer organizations secure, intelligent multichannel compliance software for mobile environments to help manage the ever changing compliance rules and challenges.”

Avi Aharon, CEO and Founder, BoomeRing
“With over 14 years of product development experience in the telecommunication business BoomeRing is excited to deliver together with NICE the new generation of mobile recording technology. As we see significant growing demand globally for mobile recording, we are proud to enable Tier-1 mobile carriers to provide network-based mobile recording as a value added service, and bring significant value to both financial institutions as well as for other verticals that require a fully enforceable mobile call recording solution.”

About BoomeRing
BoomeRing is a software company with over 14 years of product development experience in the telecommunication business. The company began its operations in 2001 by developing converged communication and mobility solutions for telecoms and enterprises worldwide and offering seamless integration of mobile, VoIP and fixed communications. BoomeRing’s solutions enable mobile carriers to provide value-added services, including real-time mobile recording for calls and SMS, in compliance with the latest regulations in the global financial services industry. BoomeRing’s patent pending, network-based mobile recording technology is device agnostic and integrates with the customers’ existing on-premise or cloud-based recorder while addressing specific requirements of real-time recording, data security, privacy, cost effectiveness and end-user satisfaction. BoomeRing's rapidly expanding client portfolio and partner network includes many FORTUNE 500 companies and service providers. www.boomering.com.

BoomeRing Corporate Media Contact
Iris Turgeman, +972 9 772 1672, iris@Boomering.com

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Catran, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.